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EXHIBITS

Exhibit 99.1	Report of Voting Results for Registrant's Annual Meeting of Shareholders held on May 4, 2004 in Toronto, Ontario, (pursuant to Section 11.3 of Canadian National Instrument 51-102)

TESMA INTERNATIONAL INC.

ANNUAL MEETING OF SHAREHOLDERS
HELD TUESDAY, MAY 4, 2004
REPORT OF VOTING RESULTS
PURSUANT TO SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

CLASS A SUBORDINATE VOTING SHARES

(a)	the election of Vincent J. Galifi, Manfred Gingl, Oscar B. Marx, III, David R. Peterson, Judson D. Whiteside, Siegfried Wolf and M. Douglas Young as directors of the Corporation;	Voted FOR

(b)	the reappointment of Ernst & Young LLP as the Auditors of the Corporation, and authorizing the Audit Committee to fix the Auditors' remuneration;	Voted FOR

CLASS B SHARES

(a)	the election of Vincent J. Galifi, Manfred Gingl, Oscar B. Marx, III, David R. Peterson, Judson D. Whiteside, Siegfried Wolf and M. Douglas Young as directors of the Corporation;	Voted FOR

(b)	the reappointment of Ernst & Young LLP as the Auditors of the Corporation, and authorizing the Audit Committee to fix the Auditors' remuneration;	Voted FOR

TESMA INTERNATIONAL INC.
By:	/s/ STEFAN T. PRONIUK Stefan T. Proniuk Vice-President, General Counsel and Secretary

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EXHIBITS